SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                 FORM 6-K

                         REPORT OF FOREIGN ISSUER

                 PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                      For the Month of January 2000

                        PEAK INTERNATIONAL LIMITED
          (Exact name of Registrant as specified in its charter)


                     Units 3, 4, 5 and 7, 37th Floor,
                              Cable TV Tower
                            9 Hoi Shing Road,
                                Tsuen Wan
                             N.T., Hong Kong
          (Address of registrant's principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F   x       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes           No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

          Peak International Limited files the following exhibit as part of this Report, which is incorporated by reference into this Report:

     Exhibit 99 Copy of Press Release, dated January 19, 2000, issued by Peak International Limited














































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

                                SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



PEAK INTERNATIONAL LIMITED



By:     /s/  Calvin L Reed
      Name:   Cal Reed
      Title:  President & Chief Executive Officer

Date:  January 20, 2000





































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